Exhibit 12

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year Ended September 30,					Nine Months Ended June 30
(in thousands)	2003	2004	2005	2006	2007	2008
Fixed Charges Computation
Interest expensed and capitalized (1)	$12,060	$13,857	$49,043	$35,119	$29,671	$17,206
Amortized premiums, discounts, and capitalized expenses related to indebtedness	3,857	6,031	10,634	2,843	5,318	1,996
Reasonable approximation of interest within rental expense	1,139	1,462	2,433	3,092	3,440	2,642

Total Fixed Charges and Preferred Equity Dividends	$17,056	$21,350	$62,110	$41,054	$38,429	$21,844

Earnings Computation
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$60,081	$105,107	$163,808	$137,816	$59,236	$26,635
Plus
Fixed charges	17,056	21,350	62,110	41,054	38,429	21,844
Minus
Interest capitalized	230	435	464	1,027	784	548

Total Earnings	$76,907	$126,022	$225,454	$177,843	$96,881	$47,931

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	4.51	5.90	3.63	4.33	2.52	2.19

(1)	Interest expense associated with unrecognized tax benefits is included in income tax expense, not with interest expense.